UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For Period Ended: June 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ending:________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
Matrix Service Company
(Full Name of Registrant)
(Former Name if Applicable)
5100 East Skelly Drive, Suite 500
(Address of Principal Executive Office (Street and Number))
Tulsa, Oklahoma 74135
(City, State and Zip Code)
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)
Matrix Service Company (the “Company”) is not in a position to file its Annual Report on Form 10-K for the year ended June 30, 2022 (the “Form 10-K”) in a timely manner without unreasonable effort or expense for the reasons described below. In the course of preparing the Company’s financial statements, management discovered that employee support and oversight time for a certain project was allocated to the Company’s general overhead expense category rather than to the specific project to which it should have been allocated. Management conducted an internal review and determined the amount of misallocated time was immaterial. However, as a result of this issue the Company’s Audit Committee engaged third-party advisors to conduct a review of the Company’s internal controls and findings of the initial investigation. Although the Company cannot offer assurance, based on current information, the Company expects it will be able to file the Form 10-K by September 28, 2022.
PART IV - OTHER INFORMATION
1.Name and telephone number of person to contact in regard to this notification

Kevin S. Cavanah	918	838-8822
(Name)	(Area Code)	(Area Code)
2.Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes ☒    No ☐
3.Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes ☐    No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the possibility that the ongoing review may identify errors, control deficiencies, misstatements, or material weaknesses in the Company's internal controls in addition to the matter disclosed in Part III. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

Matrix Service Company
(Full Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 12, 2022	By:	/s/ Kevin S. Cavanah
Kevin S. Cavanah
Vice President and Chief Financial Officer